CONFIDENTIAL                                      DRAFT  3/27/97 3:12 PM

3.  PROPOSAL TO APPROVE THE COMPANY'S PERFORMANCE STOCK PLAN

      The Southern Company Executive Stock Plan (the "former plan") adopted by the board of directors on December 7, 1987, and approved by the stockholders on May 25, 1988, expires in 1997. The Southern Company Performance Stock Plan (the "Plan") was adopted by the board of directors on February 17, 1997, subject to stockholder approval.

      The purpose of the Plan is to maximize the long-term success of the Company, to ensure a balanced emphasis on both current and long-term performance, to enhance Plan participants' identification with stockholders' interests, and to facilitate the attraction and retention of key individuals with outstanding ability.

      The Plan is administered by the Compensation & Management Succession Committee of the board of directors of the Company (the "committee"). The committee consists of three or more directors of the Company who are not employees of the Company or its subsidiaries. The committee has exclusive authority to interpret the Plan.

      The Plan permits the committee to grant not more frequently than once each calendar year, in its discretion, Incentive Stock Options and Nonqualified Stock Options (collectively, "Stock Options"), Stock Appreciation Rights, and Restricted Stock to directors of the Company and those employees who have a significant impact on the long-term performance and success of the Company. The committee has determined that the approximate number of participants under the Plan initially will be 250, but may be changed at the committee's discretion.

      Nonqualified Stock Options entitle the participant to purchase up to the number of shares of the Company's common stock ("Common Stock") specified in the grant at a specified price (the "Option Price"). The Option Price, which cannot be lower than the fair market value of the Common Stock on the grant date, is set by the committee at the time a grant is made.

      Stock Options designated by the committee as Incentive Stock Options are intended to comply with Section 422 of the Internal Revenue Code. They will be granted only to employees and entitle the participant to purchase the specified number of shares of Common Stock at the Option Price. The aggregate fair market value of Common Stock determined at the time of each grant for which any participant may vest in Incentive Stock Options under the Plan for any calendar year shall not exceed $100,000.

      Stock Appreciation Rights are rights that, when exercised, entitle the participant to the appreciation in value of the number of shares of Common Stock specified in the grant, from the date granted to the date exercised. The exercised Stock Appreciation Right may be paid in cash or Common Stock, as determined by the committee. Stock Appreciation Rights may be granted in the sole discretion of the committee in conjunction with an Incentive Stock Option or Nonqualified Stock Option. Stock Options and Stock Appreciation Rights may not be exercised more than 10 years after the date granted.

      Restricted Stock awards are grants of shares of Common Stock that are held by the Company for the benefit of the participant without payment of consideration by the participant. There are restrictions or conditions on the participant's right to transfer or sell such shares. The committee will establish a "Restriction Period" of from one through 10 years for each Restricted Stock award made. The participant will be entitled to dividends paid on the Restricted Stock and will have the right to vote such shares.

      Stock Options must be paid in full when exercised by the participant. The committee, in its discretion, may permit the Option Price to be paid in whole or in part through the transfer to the Company of shares of Common Stock previously acquired by the participant.

      A total of 40 million shares of Common Stock is available for grants under the Plan. The committee anticipates only granting Nonqualified Stock Options under the Plan at this time, however, the other types of awards provided for in the Plan may be granted in the future. Under the Plan, the maximum number of shares of Common Stock which may be the subject of any award to a participant during any calendar year is 1,000,000 shares. On March 28, 1997, the closing price per share of Common Stock reported on the New York Stock Exchange Composite Tape was $______.

      The board of directors may terminate or amend the Plan at any time; provided, however, without stockholder approval, the board may not increase the total number of shares of Common Stock available for grants under the Plan.

      The Plan will terminate February 17, 2007, unless terminated sooner by the board of directors.

Federal Income Tax Consequences of Stock Options Granted under the Plan

      The following is a summary of some of the more significant Federal income tax consequences under present law of the granting and exercise of Stock Options under the Plan.

      No taxable income is realized by a participant upon the grant of a Stock Option, and no deduction is then available to the Company. Upon exercise of a Stock Option, the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price will be taxable to the participant as ordinary income and, subject to any limitation imposed by Section 162(m) of the Internal Revenue Code (the "Code"), deductible by the Company. The board is seeking stockholder approval of the Plan partly in order to qualify all compensation to be paid under the Plan for full income tax deductibility under
Section 162(m) of the Code. Section 162(m) of the Code generally limits tax deductibility of certain compensation paid to each of the Company's five most highly compensated executive officers to $1,000,000, per officer, unless the compensation is paid under a performance plan, meeting certain criteria under the Code, that has been approved by its stockholders.

      If a participant disposes of any shares of Common Stock received upon the exercise of any Stock Option granted under the Plan, such participant will realize a capital gain or loss equal to the difference between the amount realized on disposition and the value of such shares at the time the Stock Option was exercised. The gain or loss will be either long-term or short-term, depending on the holding period measured from the date of exercise. The Company will not be entitled to any further deduction at that time.

      The Company is required to withhold and remit to the Internal Revenue Service income taxes on all compensation which is taxable as ordinary income. Upon exercise of Stock Options, as a condition of such exercise, a Participant must pay or arrange for payment to the Company of cash representing the appropriate withholding taxes generated by the exercise.

      The following table sets forth the estimated number and dollar value of Nonqualified Stock Options that could be granted under the Plan in 1997 to the individuals and groups indicated:

                                   Stock Plan
 Name and Position                                                                Number of Options  Dollar Value ($)
 -----------------                                                                -----------------  ----------------
 A. W. Dahlberg, Chairman, President & CEO, The Southern Company..........                  133,142         (1)
 T. G. Boren, President, Southern Energy .................................                   18,560         (1)
 P. J. DeNicola, President, Southern Company Services.....................                   29,040         (1)
 H. A. Franklin, President, Georgia Power Company ........................                   35,807         (1)
 E. B. Harris, President, Alabama Power Company ..........................                   34,929         (1)
 Executive officers as a group ...........................................                  324,763         (1)
 Non-executive directors as a group ......................................                        0          0
 Non-executive officer employees .........................................                   39,969         (1)

      (1) The actual value a Participant may realize, if any, will depend on the excess of the fair market value of the Common Stock over the Option Price on the date exercised. The average of the high and low price of the Common Stock on March 28, 1997, was $____.

      The vote needed to approve the Plan is a majority of the shares of the Company's stock represented at the meeting and entitled to vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL No. 3.